Exhibit 99.1

April 20, 2021

SSR MINING TO announce FIRST quarter 2021 consolidated
financial results ON MAY 6, 2021

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) announces the date for its first quarter 2021 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing first quarter consolidated financial results: Thursday, May 6, 2021, before markets open.

▪	Conference call and webcast: Thursday, May 6, 2021, at 5:00 pm EST.
Toll-free in U.S. and Canada:	+1 (855) 327-6838
All other callers:	+1 (416) 915-3239
Webcast: http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:
Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 6703
All other callers:	+1 (412) 317-0088, replay code 6703

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.